[Linklaters Letterhead]

Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

United States of America

July 16th, 2015

CGG

Form 20-F for the Fiscal Year ended December 31, 2014

Filed April 13, 2015

(File No. 001-14622)

Dear Mr. Skinner

I refer to the Staff’s comment letter dated June 29, 2015 regarding the above-referenced Annual Report on Form 20-F of our client CGG (the “Company”).

This will confirm my telephone conversation yesterday with Donald F. Delany wherein it was agreed that the Company will provide a response to the above-referenced comment letter no later than July 29, 2015.

Please contact me on +331 56 43 58 42 should you have any questions.

Yours sincerely

/s/ Luis Roth